February 1, 2010

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Primus Telecommunications Group, Incorporated

Form 10-K for the year ended December 31, 2008

Form 10-Q for the quarter ended September 30, 2009

File No. 0-29092

Dear Mr. Spirgel:

I am further responding to the comments of the Staff of the Securities and Exchange Commission, as set forth in your letter dated December 11, 2009 and replied to in our letter dated January 8, 2010. This response is as a result of telephone discussions with the Staff’s reviewer. Subject to the Staff’s further review and comment, Primus submits the following responses.

Form 10-Q for the quarter ended September 30, 2009 filed on November 16, 2009

Note 5 – Goodwill and Other Intangible Assets, pages 21-22

1.	We note that goodwill represents 11% or more of your assets as of September 30, 2009. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test

•	Amount of goodwill allocated to the unit

•	Description of key assumptions used and how the key assumptions were determined

•	Discussion of the uncertainty associated with key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

SEC (Spirgel)

02/1/2010

Primus’ Initial Response:

The Company emerged from bankruptcy on July 1, 2009. As a result of the adoption of Fresh Start accounting on the emergence date, the Company re-measured its assets and liabilities at their fair value, and a goodwill balance was established as the excess of the Company’s reorganization value on that date over the fair value of these re-measured assets and liabilities. The fair values were determined by the Company with the assistance of an independent third party valuation report obtained in connection with the implementation of Fresh Start accounting. The independent third party valuation report was prepared at the reporting unit level and utilized financial forecasts provided by the Company.

As disclosed in Note 2 – Summary of Significant Accounting Policies under the heading of “Goodwill and Other Intangibles” within our Form 10-K for the year ended December 31, 2008, goodwill and indefinite lived intangible assets are reviewed annually (October 1st) for impairment, or more frequently, if impairment indicators arise. Note 2 further describes in detail the process of implementing the two step impairment process analysis required by Accounting Standards Codification No. 350 (“ASC 350”)(formerly SFAS 142).

Post the Company’s emergence from bankruptcy (July 1, 2009) and through the date of this letter, there have been no adverse factors (legal, regulatory, industry, economic or business specific) that would give rise to impairment considerations of the goodwill balances established as of the emergence date. The Company is in the process of performing a complete goodwill impairment analysis as of October 1, 2009 at the reporting unit level. The Company’s Form 10-K for the year ended December 31, 2009 will include a significant accounting policy note similar to the one referred to above and included in the Form 10-K for the year ended December 31, 2008. Such significant accounting policy note in our Form 10-K for the year ended December 31, 2009 will include the disclosure requirements of ASC 350 and we will include the matters raised in the Staff Comment 1 above in the Critical Accounting Policies disclosure section of our MD&A included in the Form 10-K.

Primus’ Further Response:

Further to the Staff’s oral comments requesting draft prospective Form 10-K disclosure responsive to Comment 1, Primus would expect to include notes similar to those detailed below in its Summary of Significant Accounting Policies Note and Goodwill and Other Intangible Assets Note, and in its Critical Accounting Policy section within Management’s Discussion and Analysis of its Form 10-K for the year ended December 31, 2009. The Company is in the process of completing its goodwill impairment analysis as of October 1, 2009 at the reporting unit level, and it expects to complete such analysis and disclose the results of such analysis in connection with the filing of its 2009 Form 10-K. If it were determined that an impairment must be recognized at the conclusion of that analysis, then the Company would adjust the proposed disclosures that follow and also make the impairment disclosures of ASC 350 Paragraph 50-2 in its Notes and Critical Accounting Policy section of MD&A.

Note 2. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets—Under Codification No.350 (“ASC 350”), “Intangibles—Goodwill and Other,” goodwill and other indefinite lived intangible assets are not amortized but are reviewed annually for impairment, or more frequently, if impairment indicators arise.

SEC (Spirgel)

02/1/2010

Intangible assets that have finite lives are amortized over their useful lives and are subject to the impairment provisions of ASC 360, “Property Plant and Equipment”

Goodwill impairment is tested annually (October 1 for the Company) using a two-step process that begins with an estimation of the fair value of each reporting unit. The first step is a screen for potential impairment by comparing the fair value of a reporting unit with its carrying amount. The second step measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount. The implied fair value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination is determined, that is through an allocation of the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination. If the carrying about of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

Our reporting units are the same as our operating segments as each segment’s components have been aggregated and deemed a single reporting unit because they have similar economic characteristics. Each component is similar in that they each provide telecommunications services for which all of the resources and costs are drawn from the same pool, and are evaluated using the same business factors by management.

Intangible assets not subject to amortization consist of trade names. Such indefinite lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value an impairment loss shall be recognized in an amount equal to the excess.

Intangible assets subject to amortization consist of certain trade names and customer relationships. These finite lived intangible assets are amortized based on their useful lives. Such assets are subject to the impairment provisions of ASC 360, wherein impairment is recognized and measured only if there are events and circumstances that indicate that the carrying amount may not be recoverable. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset group. An impairment loss is recorded if after determining that it is not recoverable, the carrying amount exceeds the fair value of the asset.

NOTE X. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill reflects the excess of the reorganization value of Successor over the fair value of tangible and identifiable intangible assets as determined upon the adoption of fresh-start accounting. The Company recorded goodwill of $59.3 million upon emergence from bankruptcy as well as intangible assets of $188.0 million, which includes $81.6 million of indefinite-lived trade names, $102.4 million of amortizable customer relationships, and $4.0 million of amortizable trade names.

The intangible assets not subject to amortization consisted of the following (in thousands):

	Successor	Predecessor
	December 31, 2009	December 31, 2008
Trade names	$	$—
Goodwill	$	$32,688

SEC (Spirgel)

02/1/2010

The changes in the carrying amount of trade names and goodwill for Successor’s balance as of December 31, 2009 and Predecessor’s balance as of December 31, 2008 are as follows (in thousands):

Goodwill

	Predecessor
	United States		Canada		Australia		Europe		Brazil		Total
Balance as of January 1, 2009		$194,256		$102,777		$30,775		$110,229		$3,884		$441,921
Accumulated impairment losses		(194,256)		(80,864)		(20,157)		(110,229)		(3,727)		(409,233)

Net goodwill		—		21,913		10,618		—		157		32,688
Effect of currency exchange		—		1,266		1,365		—		32		2,663

Balance as of June 30, 2009		$—		$23,179		$11,983		$—		$189		$35,351
Fresh-start adjustments		32,273		2,462		(11,337)		750		(151)		23,997

Balance as of July 1, 2009		$32,273		$25,641		$646		$750		$38		$59,348

	Successor
Balance as of July 1, 2009		$32,273		$25,641		$646		$750		$38		$59,348
Effect of currency exchange		—

Balance as of December 31, 2009	$		$		$		$		$		$

Trade Names

	Predecessor
	United States		Canada	Australia	Europe		Brazil	Total
Fresh-start adjustments		76,200	—	—		5,400	—		81,600

Balance as of July 1, 2009		$76,200	$—	$—		$5,400	$—		$81,600

	Successor
Balance as of July 1, 2009		$76,200	$—	$—		$5,400	$—		$81,600
Effect of currency exchange		—	—	—			—

Balance as of December 31, 2009	$		$—	$—	$		$—	$

SEC (Spirgel)

02/1/2010

The Successor’s other intangible assets consist of the Company’s trade names and customer relationships. Intangible assets subject to amortization consisted of the following (in thousands):

	Successor			Predecessor
	December 31, 2009			December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Trade names	$4,043	$	$	$1,665	$(1,575)	$90
Customer relationships	108,708			3,806	(3,150)	656

Total	$112,751	$	$	$5,471	$(4,725)	$746

Amortization expense for customer relationships and trade names for Successor’s six months ended December 31, 2009 was $XX million, and for Predecessor’s six months ended July 1, 2009 was $XX million. The weighted average amortization period for Trade names and customer relationships is XX years and YY years, respectively. The Company expects amortization expense for customer relationships and trade names for Successor for the years ended December 31, 2010, 2011, 2012, 2013, 2014 and thereafter to be approximately $XX million, $XX million, $XX million, $XX million, $XX million and $XX million, respectively.

The Company tested goodwill and other indefinite lived intangible assets for impairment as of October 1, 2009 in accordance with the Company’s policy and ASC 350. As a result no impairment was recognized.

Critical Accounting Policies

To aid in the understanding of our financial reporting, our most critical accounting policies are described below. These policies have the potential to have a more significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

.....

Goodwill and other intangible assets—Under Codification No.350 (“ASC 350” “Intangibles – Goodwill and Other’”), goodwill and indefinite lived intangible assets are not amortized but are reviewed annually for impairment, or more frequently, if impairment indicators arise. Intangible assets that have finite lives are amortized over their useful lives and are subject to the impairment provisions of ASC 360, “Property Plant and Equipment”.

Goodwill impairment is tested annually (October 1, 2009) using a two-step process that begins with an estimation of the fair value of each reporting unit. The first step is a screen for potential impairment by comparing the fair value of a reporting unit with its carrying amount. The

SEC (Spirgel)

02/1/2010

second step measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount. The implied fair value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination is determined, that is through an allocation of the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

Our reporting units are the same as our operating segments as each segment’s components have been aggregated and deemed a single reporting unit because they have similar economic characteristics. Each component is similar in that they each provide telecommunications services for which all of the resources and costs are drawn from the same pool, and are evaluated using the same business factors by management.

Intangible assets not subject to amortization consist of trade names. Such indefinite lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to the excess.

Intangible assets subject to amortization consist of certain trade names and customer relationships. These finite lived intangible assets are amortized based on their useful lives. Such assets are subject to the impairment provisions of ASC 360, wherein impairment is recognized and measured only if there are events and circumstances that indicate that the carrying amount may not be recoverable. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset group. An impairment loss is recorded if after determining that it is not recoverable, the carrying amount exceeds the fair value of the asset.

As disclosed in Note X, on July 1, 2009, the Company adopted fresh-start accounting in accordance with ASC No. 852, “Reorganizations.” Fresh-start accounting reflects the value of the Company as determined in the confirmed Plan. Under fresh-start accounting, the Company’s asset and liability values are re-measured and allocated in conformity with ASC No. 805, “Business Combinations.” The excess of reorganization value over the fair value of tangible and identifiable intangible assets is recorded as goodwill in the accompanying consolidated balance sheet. Fresh-start accounting also requires that all liabilities, other than deferred taxes, should be stated at fair value.

The carrying values by reporting unit of the goodwill and other indefinite-lived intangible assets are disclosed in Note X to the Company’s Consolidated Financial Statements.

To facilitate the first step of the goodwill impairment analysis the Company first determines the fair value of each reporting unit as of October 1, 2009, the goodwill measurement date, and compares those amounts to the carrying value of the respective reporting units as of October 1, 2009. To the extent the fair value of the reporting unit exceeds the book value, no additional analysis is required and no impairment is recognized. To facilitate the Company’s calculation of the fair value of the reporting units, the valuation methods included (i) a discounted cash flow analysis, considering a range of between x% and x% weighted average costs of capital and market-based multiples of projected earnings of between x and x times for its terminal value, and (ii) a market based company trading multiples analysis. A key assumption in the fair value calculations is

SEC (Spirgel)

02/1/2010

the Company’s future operating performance and resulting cash flow which is inherently subject to significant uncertainties and contingencies, and are based on management’s best estimates at the date of measurement. Potential events which could have a negative effect on the key assumptions include competitive actions, technological developments, regulatory actions and currency movements. For additional risk factors which could affect the assumptions see “Item 1A - Risk Factors” and “Item 7 – Special Note Regarding Forward Looking Statements.” Accordingly, the Company cannot provide assurance that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could vary materially. The goodwill impairment test date of October 1, 2009, was three months after the initial recording of the fair value of our assets under fresh start accounting. After performing step one of the goodwill impairment test, no impairment was identified, as the fair value was greater than the carrying value of each reporting unit. The percentage by which fair value exceeded carrying value of the United States reporting unit and the Canadian reporting unit, reporting units with significant goodwill balances, were in excess of x % and x% of such reporting units, respectively. Additionally, no impairment was recognized based on the analysis of the fair value of the intangible assets not subject to amortization as compared to their carrying value.

In addition to the forgoing, the Company reviews its goodwill and intangible assets for possible impairment whenever events or circumstances indicate that certain carrying amounts of assets may not be recoverable. The factors that the Company considers important, and which could trigger an impairment review, include, but are not limited to: a significant decline in the market value of our common stock or debt securities for a sustained period; a material adverse change in economic, financial market, industry or sector trends; a material failure to achieve operating results relative to historical levels or projected future levels; and significant changes in operations or business strategy.

If you need further information, please contact us by phone (703) 394-4504 or by fax (703) 902-2814.

Very truly yours,

/s/ Thomas R. Kloster
Thomas R. Kloster
Chief Financial Officer
Primus Telecommunications Group, Incorporated